Axos Q2 Fiscal 2026 Earnings Supplement

January 29, 2026

NYSE: AX





Loan Growth by Category

| | $ Millions | | |
	Q2 FY26	Q1 FY26	Inc (Dec)
Single Family Mortgage & Warehouse			
Jumbo Mortgage	$ 3,751	$ 3,753	$ (2)
SF Warehouse Lending	1,044	788	256
Multifamily & Commercial Mortgage			
Multifamily	1,469	1,585	(116)
Small Balance Commercial	1,029	1,209	(180)
Commercial Real Estate			
CRE Specialty	7,061	6,050	1,011
Lender Finance RE	1,342	1,245	97
Commercial & Industrial Non-RE			
Lender Finance Non-RE	2,401	2,587	(186)
Asset-Based and Cash Flow Lending	4,415	3,947	468
Capital Call Facilities	1,688	1,447	241
Auto & Consumer			
Auto	507	471	36
Unsecured/OD	69	60	9
	$ 24,776	$ 23,142	$ 1,634



Verdant Commercial Capital ("VCC") Impact

Income Statement

($ millions)		Three Months Ended December 31, 2025
Net Interest Income		
Interest Income - Loans and Leases	$	24.3
Interest Expense - External		(8.3)
Interest Expense - Internal (Axos Transfer Pricing)[1]		(4.8)
Total Net Interest Income	$	11.2
Provision for Credit Losses	$	(1.2)
Non-Interest Income		
Operating Lease Income	$	14.1
Other Income		4.8
Total Non-Interest Income	$	18.9
Non-interest Expense		
Depreciation & Amortization Expense	$	(14.8)
Other Non-interest Expense		(11.0)
Total Non-interest Expense	$	(25.8)
Pre Tax Income	$	3.1

Note 1: Term SOFR + 40bps applied to monthly average non-securitized loans and leases

Diversified Deposit Gathering

Approximately 85% of deposits are FDIC-insured or collateralized

- Serves approximately 30% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading


Fiduciary Services $1.1B
Consumer Direct $11.3B
Specialty Deposits $3.4B
Total Deposits: $23.2B
Distribution Partners $0.3B
Axos Securities[1] $1.1B
Small Business Banking $0.8B
Commercial & Treasury Management $5.2B

- 1031 exchange firms
- Title and escrow companies
- HOA and property management
- Business management and entertainment

- White-label banking

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

Deposit balances as of December 31, 2025
Note 1: Excludes approximately $460 million of off-balance sheet deposits



Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)

Waterfall chart showing the change in ACL and UCL:

	ACL	UCL
September 30, 2025 (ACL + UCL)	307.4	12.9
Gross Charge-offs	(4.8)	
Gross Recoveries	2.1	
Provision for Credit Losses	22.3	2.7
December 31, 2025 (ACL + UCL)	327.0	15.6

Legend: ACL (dark blue), UCL (orange)



Credit Quality ($ millions)

December 31, 2025	Loans O/S		Non-Accrual Loans		%
Single Family-Mortgage & Warehouse	$	4,795	$	56	1.17 %
Multifamily and Commercial Mortgage		2,498		6	0.24
Commercial Real Estate		8,403		22	0.26
Commercial & Industrial - Non-RE		8,504		65	0.76
Auto & Consumer		576		3	0.52
Total	$	24,776	$	152	0.61 %

September 30, 2025	Loans O/S		Non-Accrual Loans		%
Single Family-Mortgage & Warehouse	$	4,541	$	68	1.50 %
Multifamily and Commercial Mortgage		2,794		16	0.57
Commercial Real Estate		7,295		22	0.30
Commercial & Industrial - Non-RE		7,981		62	0.78
Auto & Consumer		531		2	0.38
Total	$	23,142	$	170	0.74 %

December 31, 2024	Loans O/S		Non-Accrual Loans		%
Single Family-Mortgage & Warehouse	$	4,150	$	70	1.69 %
Multifamily and Commercial Mortgage		3,431		49	1.43
Commercial Real Estate		6,215		60	0.97
Commercial & Industrial - Non-RE		5,810		71	1.22
Auto & Consumer		420		2	0.48
Total	$	20,026	$	252	1.26 %



AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Selected Balance Sheet Data:					
Total assets	$ 28,201,406	$ 27,431,817	$ 24,783,078	$ 23,981,154	$ 23,709,422
Loans—net of allowance for credit losses	24,272,552	22,635,137	21,049,610	20,193,630	19,486,727
Loans held for sale, carried at fair value	18,826	12,202	10,012	15,644	25,436
Allowance for credit losses	327,043	307,431	290,049	279,950	270,605
Securities—trading	880	533	649	346	241
Securities—available-for-sale	811,126	57,798	66,008	79,958	97,848
Securities borrowed	109,141	182,518	139,396	91,915	114,672
Customer, broker-dealer and clearing receivables	277,308	263,095	252,720	300,907	298,887
Total deposits	23,232,748	22,264,753	20,829,543	20,136,714	19,934,904
Advances from the FHLB	60,000	60,000	60,000	60,000	60,000
Secured financings	691,507	782,423	—	—	—
Borrowings, subordinated notes and debentures	364,814	510,064	312,671	377,427	358,692
Securities loaned	128,869	204,620	139,426	111,094	135,258
Customer, broker-dealer and clearing payables	358,727	385,821	350,606	314,399	309,593
Total stockholders' equity	$ 2,930,092	$ 2,793,121	$ 2,680,677	$ 2,603,900	$ 2,521,962
Common shares outstanding at end of period	56,677,323	56,643,547	56,483,617	56,865,524	57,097,632
Common shares issued at end of period	71,419,706	71,356,152	71,101,642	70,813,637	70,571,332
Per Common Share Data:					
Book value per common share	$ 51.70	$ 49.31	$ 47.46	$ 45.79	$ 44.17
Tangible book value per common share (Non-GAAP)[1]	$ 47.79	$ 45.21	$ 44.60	$ 42.91	$ 41.27
Capital Ratios:					
Equity to assets at end of period	10.39 %	10.18 %	10.82 %	10.86 %	10.64 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	9.80 %	10.26 %	10.73 %	10.45 %	10.02 %
Common equity tier 1 capital (to risk-weighted assets)	11.65 %	11.66 %	12.52 %	12.39 %	12.42 %
Tier 1 capital (to risk-weighted assets)	11.65 %	11.66 %	12.52 %	12.39 %	12.42 %
Total capital (to risk-weighted assets)	14.39 %	15.20 %	15.28 %	15.21 %	15.23 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	9.15 %	9.69 %	10.23 %	10.14 %	9.85 %
Common equity tier 1 capital (to risk-weighted assets)	11.12 %	11.37 %	12.42 %	12.31 %	12.67 %
Tier 1 capital (to risk-weighted assets)	11.12 %	11.37 %	12.42 %	12.31 %	12.67 %
Total capital (to risk-weighted assets)	12.37 %	12.62 %	13.70 %	13.49 %	13.86 %
Axos Clearing LLC:					
Net capital	$ 94,673	$ 91,442	$ 86,996	$ 79,264	$ 83,932
Excess capital	$ 88,369	$ 86,042	$ 81,834	$ 73,172	$ 78,282
Net capital as a percentage of aggregate debit items	30.04 %	33.87 %	33.71 %	26.02 %	29.71 %
Net capital in excess of 5% aggregate debit items	$ 78,913	$ 77,942	$ 74,091	$ 64,035	$ 69,805



AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	At or For The Three Months Ended				
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Selected Income Statement Data:					
Interest and dividend income	$ 513,845	$ 465,736	$ 442,413	$ 432,722	$ 456,068
Interest expense	182,136	174,686	162,252	157,258	175,969
Net interest income	331,709	291,050	280,161	275,464	280,099
Provision for credit losses	25,000	17,255	14,997	14,500	12,248
Net interest income, after provision for credit losses	306,709	273,795	265,164	260,964	267,851
Non-interest income	53,378	32,340	41,285	33,373	27,799
Non-interest expense	184,574	156,246	150,652	146,261	145,320
Income before income taxes	175,513	149,889	155,797	148,076	150,330
Income taxes	47,116	37,537	45,122	42,870	45,643
Net income	$ 128,397	$ 112,352	$ 110,675	$ 105,206	$ 104,687
Weighted average number of common shares outstanding:					
Basic	56,660,833	56,512,587	56,392,620	57,029,078	57,094,153
Diluted	57,731,339	57,782,828	57,558,280	58,174,696	58,226,006
Per Common Share Data:					
Net income:					
Basic	$ 2.27	$ 1.99	$ 1.96	$ 1.84	$ 1.83
Diluted	$ 2.22	$ 1.94	$ 1.92	$ 1.81	$ 1.80
Adjusted earnings per common share (Non-GAAP)[1]	$ 2.25	$ 2.07	$ 1.94	$ 1.81	$ 1.82
Performance Ratios and Other Data:					
Growth in loans held for investment, net	$ 1,637,415	$ 1,585,527	$ 855,980	$ 706,903	$ 206,118
Loan originations for sale	$ 61,009	$ 47,122	$ 42,487	$ 20,962	$ 66,826
Return on average assets	1.83 %	1.77 %	1.85 %	1.77 %	1.74 %
Return on average common stockholders' equity	17.44 %	15.94 %	16.85 %	16.44 %	16.97 %
Interest rate spread[2]	4.17 %	3.89 %	3.97 %	3.91 %	3.91 %
Net interest margin[3]	4.94 %	4.75 %	4.84 %	4.78 %	4.83 %
Net interest margin[3] – Banking Business Segment	5.02 %	4.80 %	4.88 %	4.83 %	4.87 %
Efficiency ratio[4]	47.93 %	48.32 %	46.87 %	47.36 %	47.20 %
Efficiency ratio[4] – Banking Business Segment	41.39 %	42.89 %	40.94 %	41.53 %	40.95 %
Asset Quality Ratios:					
Net annualized charge-offs to average loans	0.04 %	0.11 %	0.16 %	0.09 %	0.10 %
Nonaccrual loans to total loans	0.61 %	0.74 %	0.79 %	0.89 %	1.26 %
Non-performing assets to total assets	0.56 %	0.64 %	0.71 %	0.79 %	1.06 %
Allowance for credit losses - loans to total loans held for investment	1.33 %	1.34 %	1.36 %	1.37 %	1.37 %
Allowance for credit losses - loans to non-performing loans	215.81 %	180.41 %	170.23 %	151.28 %	107.58 %

[1] See "Use of Non-GAAP Financial Measures" herein.
[2] *Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.*
[3] *Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.*
[4] *Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.*



Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest comparable GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Net income	$ 128,397	$ 112,352	$ 110,675	$ 105,206	$ 104,687
Acquisition-related costs[1]	2,419	2,941	1,604	1,604	1,645
Verdant acquisition - Provision for credit losses	—	7,765	—	—	—
Other costs[2]	—	—	—	(1,879)	—
Income taxes	(649)	(2,681)	(465)	80	(503)
Adjusted earnings (non-GAAP)	$ 130,167	$ 120,377	$ 111,814	$ 105,011	$ 105,829
Average dilutive common shares outstanding	57,731,339	57,782,828	57,558,280	58,174,696	58,226,006
Diluted EPS	$ 2.22	$ 1.94	$ 1.92	$ 1.81	$ 1.80
Acquisition-related costs[1]	0.04	0.05	0.03	0.03	0.03
Verdant acquisition - Provision for credit losses	—	0.13	—	—	—
Other costs[2]	—	—	—	(0.03)	—
Income taxes	(0.01)	(0.05)	(0.01)	—	(0.01)
Adjusted EPS (Non-GAAP)	$ 2.25	$ 2.07	$ 1.94	$ 1.81	$ 1.82

[1] *Acquisition-related costs includes amortization of intangible assets, and for the three months ended September 30, 2025, also includes $1.3 million of acquisition-related costs associated with the Verdant acquisition.*

[2] *Other costs for the three months ended March 31, 2025, primarily reflects the payment of a legal judgment at an amount less than previously accrued.*

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

(Dollars in thousands, except per share amounts)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Common stockholders' equity	$ 2,930,092	$ 2,793,121	$ 2,680,677	$ 2,603,900	$ 2,521,962
Less: servicing rights, carried at fair value	25,431	26,243	27,218	27,585	28,045
Less: goodwill and intangible assets	196,119	205,747	134,502	135,966	137,570
Tangible common stockholders' equity (Non-GAAP)	$ 2,708,542	$ 2,561,131	$ 2,518,957	$ 2,440,349	$ 2,356,347
Common shares outstanding at end of period	56,677,323	56,643,547	56,483,617	56,865,524	57,097,632
Book value per common share	$ 51.70	$ 49.31	$ 47.46	$ 45.79	$ 44.17
Less: servicing rights, carried at fair value per common share	$ 0.45	$ 0.46	$ 0.48	$ 0.49	$ 0.49
Less: goodwill and other intangible assets per common share	$ 3.46	$ 3.63	$ 2.38	$ 2.39	$ 2.41
Tangible book value per common share (Non-GAAP)	$ 47.79	$ 45.22	$ 44.60	$ 42.91	$ 41.27



Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com

www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com